July 5, 2023

Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. [ ], [ ]

Dear Mr. Parachkevov:

On May 11, 2023, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of PFG Fidelity Institutional AM® Core Plus Bond Strategy Fund, the PFG BR Target Allocation Equity Strategy Fund and the PFG Invesco® Equity Factor Rotation Strategy Fund (the “Funds”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Matthew Tobin. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. Please apply comments to other applicable disclosures as needed.

Response: The revisions will be applied as needed throughout the amendment.

Comment 2. Please provide background information and reasoning for the Trust’s decision to remove the ESG element from the Funds.

Response: The Trustees decided to make the changes to the Funds in question at the request of the Funds’ adviser who believed that the changes were in the best interests of the Funds and their shareholders. The adviser noted that, in light of the number of retirement investors that invest in PFG Funds through self-directed brokerage accounts, the uncertainty resulting from the Department of Labor’s proposed and final Rules for ESG investing led soliciting financial intermediaries to steer retirement investors away from investing in the PFG Funds that focused on ESG investing.

Comment 3. Please explain the process for removing the ESG element.

a. Did the Board approve the name and strategy change?

b. Were shareholders notified?

c. Was this change considered a fundamental policy change that requires a sixty (60 day notice period and board approval?

Response: Changes to the Funds’ names, strategies and 80% policies were approved by the Trustees.

A supplement was filed on May 5, 2023 and mailed to the Funds’ shareholders giving shareholders 60 days’ notice of such changes. The supplement can be found at :https://www.sec.gov/Archives/edgar/data/1314414/000158064223002573/pfg_497.htm

Comment 4. Please update the Series IDs that still have ESG in the fund name.

Response: The Funds’ administrator will update the appropriate Series IDs.

Comment 5. Please confirm fee waivers will be in place for at least one (1) year (multiple instances).

Response: The expense limitation agreements will run through August 31, 2024.

Comment 6. For the PFG Fidelity Institutional AM Core Plus Bond Strategy Fund, page 2 paragraph 3 rephrase with “seeks” instead of “intends” so concepts are not mixed up.

Response: The requested revision has been made.

Comment 7. For the PFG Fidelity Institutional AM Core Plus Bond Strategy Fund, page 2 paragraph 3 please explain the duration in relation to sensitivity to interest rates and give a range of where it is within the Bloomberg Index.

Response: The following disclosure has been added:

As of May 31, 2023 the duration for the Index was 6.13%. Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.

Comment 8. With respect to PFG Fidelity Institutional AM Core Plus Bond Strategy Fund, please clarify what it means to minimize the “tracking error” described in the third paragraph of the Principal Investment Strategies section.

Response: The following disclosure has been added:

“Tracking error” is defined by the risk of an investment portfolio that is due to active management and indicates how closely a portfolio follows the index to which it is benchmarked. A tracking error of 0 means that the investment portfolio is tracking at 100% to the index which it is benchmarked. The Fund’s benchmark index is the Bloomberg U.S. Aggregate Bond Index.

Comment 9. With respect to PFG Fidelity Institutional AM Core Plus Bond Strategy Fund, the “Alpha” reference should be changed to “higher” rather than “higher over lower” estimated Alpha.

Response: The requested revision has been made.

Comment 10. With respect to focus on sectors and to the extent the focus is on something specific, please provide sector-specific disclosures. Please clarify if these funds are focused on specific sectors.

Response: While the Funds and their strategies do not intend to focus on any particular sector or sectors, it is possible that the holdings of their respective Underlying Funds may emphasize a particular sector or sectors from time to time.

Comment 11. Regarding principal investment risks, statements regarding current rates being low needs to be tweaked since rates have risen.

Response: The sentence regarding historically lower interest rates has been deleted.

Comment 12. Limited operations risk disclosure can be removed since the funds have existed for a while now and are not new so this is not accurate.

Response: This risk disclosure has been deleted.

Comment 13. Since the funds have existed for more than 1 year include necessary performance information.

Response: The required performance information for each Fund has been added. Please see marked prospectus attached hereto.

Comment 14. With respect to the PFG BR Target Allocation Equity Strategy Fund, the principal investment strategy disclosure should identify the targets when using the term “target allocation.”

Response: The following disclosure has been added:

The Fund’s target allocation will be 100% equity investment exposure, with a target of 70% in global equities (as represented by the MSCI ACWI Index) and 30% in large and mid-cap domestic equities (as represented by the MSCI USA Index). The MSCI ACWI Index is an index that tracks broad based global equity markets comprising of 23 developed countries and 25 emerging markets. The MSCI USA Index is an index that tracks the performance of large and medium capitalization segments of the US markets.

Comment 15. Principal investment strategies do not describe what the other 20% will be invested in – will any principal strategies be included in that 20%?

Response: The disclosure has been revised as follows:

The Fund seeks to achieve its investment objective by investing at least 80% of its net assets (defined as net assets plus the amount of any borrowing for investment purposes) in ETFs managed by BlackRock Fund Advisors, LLC (“BlackRock Underlying Funds”). In addition, at least 80% of the Fund’s net assets (defined as net assets plus the amount of any borrowing for investment purposes) will be invested in BlackRock Underlying Funds that invest primarily in either or both U.S. and foreign equity securities of any capitalization. The balance of the Fund’s net assets will be invested in BlackRock Underlying Funds that may also invest primarily in either or both U.S. and foreign equity securities of any capitalization.

Comment 16. The following paragraph is redundant, please revise.

Although the Fund does not intend to focus its investments in any particular sector, its portfolio may be focused in certain sectors from time to time as a result of its investment process and indirectly through the holdings of the BlackRock Underlying Funds. Although the Fund does not intend to focus its investments in any particular sector, its portfolio may be focused in certain sectors from time to time as a result of its investment process.

Response: The requested revision has been made.

Comment 17. Please update the performance disclosure on page 8.

Response: The updated performance disclosure has been included in the marked prospectus attached hereto.

Comment 18. On page 11, please clarify, in plain English, what “macro regime means”.

Response: The following disclosure has been added:

Macro regime refers to a business cycle or period of time that has similar macroeconomic trends, data points, and market prices that provide signals to investing.

Comment 19. With respect to focus on sectors and to the extent the focus is on something specific, please provide sector-specific disclosures. Please clarify if these funds are focused on specific sectors.

Response: While the Funds and their strategies do not intend to focus on any particular sector or sectors, it is possible that the holdings of their respective Underlying Funds may emphasize a particular sector or sectors from time to time.

Comment 20. Please remove the risk disclosure related to limited history of operations.

Response: The requested revision has been made.

Comment 21. Please include performance from inception.

Response: The updated performance disclosure has been included in the marked prospectus attached hereto.

SAI

Comment 22. With respect to 80% investment policies, please add “fundamental” or rephrase that each 80% policy is fundamental (currently under non-fundamental header).

Response: Each Fund’s 80% policy is non-fundamental. Accordingly, the current disclosure is appropriate.

Comment 23. With respect to the PFG Fidelity Institutional Core Plus Bond Strategy 80% investment policy, “balance of the Fund’s net assets will be invested in” statement seems repetitive of what was already stated since anything out of the 80% test is not fundamental unless a board approval exists that says otherwise. Please reconcile the references to the Fund’s 80% investment policy:

Response: The sentence in question has been deleted, to clarify that there is a policy to invest 80% of Fund assets in Fidelity Underlying Funds and a second policy to invest 80% of Fund assets in Underlying Funds that invest primarily in fixed income securities.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser